1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

October 21, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Asen Parachkevov, Attorney Advisor

Re:	Forefront Income Trust (the “Trust”)

File Numbers 811-22956 & 333-195106

Dear Mr. Parachkevov:

Forefront Income Trust (the “Trust”) is electronically transmitting herein its responses to the oral comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) since the filing by the Trust on June 11, 2014 of Amendment No. 1 to the Trust’s registration statement on Form N-2 (the “Amendment No. 1”) under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“Investment Company Act”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Trust’s response in plain type.

Disclosure changes made in response to Staff comments will be made in an Amendment No. 2 to the Trust’s registration statement on Form N-2 (“Amendment No. 2”), being filed publicly with the Commission contemporaneously with the submission of this letter. A redline comparison showing the changes from Amendment No. 1 to Amendment No. 2 accompanies this response.

1. [Comment received from Mr. Parachkevov on October 3, 2014] Please add disclosure to the front cover of the prospectus, below the reference to Risk Factors, explaining how the Advisor will be compensated, and include examples of how the Advisory Fee will be calculated at different levels of Trust performance.

In response to this comment, the Trust has added a paragraph of text to the prospectus cover, below the reference to Risk Factors, explaining how the Advisor will be compensated, and has inserted a table setting forth examples of different Advisory Fee outcomes at different levels of Trust performance. The examples reflect the same assumptions used in the more complete calculations set out in the prospectus under the heading “Management of the Trust—Advisor—Advisory Fee”, and a cross-reference to that section is set forth above the table.

October 21, 2014 U.S. Securities and Exchange Commission Attn: Mr. Asen Parachkevov, Attorney Advisor Re: Forefront Income Trust Page 2 of 3

2. [Comment received from Mr. Parachkevov on October 3, 2014] Please modify disclosure throughout the registration statement, as applicable, to clarify that the Trust will not borrow or issue debt securities during its first 12 months of operations.

In response to this comment, the Trust has revised its prior disclosure to state as follows: “The Trust will not borrow money (except for temporary purposes only, in compliance with Section 18 of the 1940 Act) or issue debt on preferred securities during its first 12 months of operations and currently does not foresee doing any of the foregoing at any time; however, subject to the limitations imposed by the 1940 Act, the Trust is authorized to borrow from banks, issue debt and preferred securities and enter into certain portfolio transactions that may give rise to leverage.” Please see pages iii, 6, 18, 23 and 69 of Amendment No. 2.

3. [Comment received from Mr. Larry Greene on July 21, 2014] Please review the calculations of the Advisory Fee set out in the prospectus under the heading “Management of the Trust—Advisor—Advisory Fee” and confirm that the calculations have been fairly presented and the stated figures are accurate, or modify the disclosure accordingly.

In response to this comment, the Trust has reviewed the calculations and confirms that, as set forth in Amendment No. 2, the calculations have been fairly presented and the stated figures are accurate. Please see page 35 in Amendment No. 2.

4. [Comment received from Mr. Larry Greene on July 21, 2014] Please confirm whether the Trust’s Code of Ethics prohibits Trust personnel from trading personally in securities in which the Trust trades, and disclose in the registration statement whether this is the case.

In response to this comment, the Trust confirms that its Code of Ethics and the Advisor’s Code of Ethics prohibit personnel subject to such codes, respectively, from investing directly or indirectly in securities purchased or held by the Trust, except to the extent such personnel invest in the Trust. The Trust has disclosed this under the headings “Conflicts of Interest” in the prospectus and “Codes of Ethics” in the Statement of Additional Information. Please see pages 37 and 77 in Amendment No. 2.

5. [Comment received from Mr. Larry Greene on July 21, 2014] Please disclose that, if the Trust engages in derivatives transactions, such transactions may be considered borrowings unless they are collateralized or covered by entering into offsetting transactions or by segregating or earmarking liquid securities on the books of the Trust.

The Trust has included such disclosure under the headings “Investment Objective and Principal Investment Strategies—Leverage” in the prospectus and “Investment Objective, Strategies and Techniques” in the Statement of Additional Information. Please see pages 6, 18 and 70 in Amendment No. 2.

* * * * * * * * * * *

October 21, 2014 U.S. Securities and Exchange Commission Attn: Mr. Asen Parachkevov, Attorney Advisor Re: Forefront Income Trust Page 3 of 3

We thank the Staff in advance for its consideration of the foregoing responses and amendment No. 2. Should you have any questions concerning the foregoing responses or Amendment No. 2, please feel free to contact counsel, Richard Baumann, at (646) 895-7112 (direct) or (212) 370-1300 (reception), at any time.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

Accompanying documents: 1